

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2021

Neal Menashe
Chief Executive Officer
Super Group (SGHC) Ltd
Bordeaux Court, Les Echelons
St. Peter Port, Guernsey, GY1 1AR

      Re: Super Group (SGHC) Ltd
         Amendment No. 2 to Registration Statement on Form F-4
         Filed November 12, 2021
         File No. 333-259395

Dear Mr. Menashe:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 5, 2021 letter.

Amendment No. 2 to Registration Statement on Form F-4 Filed November 12, 2021

Dilution Upon Closing, page 20

1.   Please provide footnote disclosure explaining how you calculated net tangible book value per share before the business combination under each of the redemption scenarios. Also, please provide footnote disclosure explaining how you calculated pro forma net tangible book value per share after (i) giving effect to the business combination, (ii) after full exercise of all outstanding NewCo warrants, and (iii) after issuance of all possible earnout shares under each redemption scenario.

Consolidated Financial Statements of Sports Entertainment Acquisition Corp.
Consolidated Balance Sheet, page F-3

2.   We note from your disclosure in Note 4 that you sold 45,000,000 Class A common shares in your initial public offering but your balance sheet indicates that only 38,534,538 Class A shares are subject to possible redemption and are classified as mezzanine equity in your balance sheet. Since all of the Class A shares sold in your initial public offering have the same redemption rights, we do not believe it is appropriate for the number of Class A shares sold in the initial public offering to be different than the number of shares disclosed as being subject to repurchase in the balance sheet or statement of stockholders' equity based on ASC 480-10-S99-3A. Also, the amount classified as mezzanine equity should be accreted to redemption value using one of the following methods as outlined in paragraph 15 of ASC 480-10-S99-3A:

  - Accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument using an appropriate methodology, usually the interest method. Changes in the redemption value are considered to be changes in accounting estimates.
  - Recognize changes in the redemption value (for example, fair value) immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the instrument.

Please revise your financial statements for all periods presented so they present the Class A shares in a manner consistent with that used in your Form 10-Q for the quarter ended September 30, 2021. Your earnings per share for all periods presented should also be revised so they are calculated in a manner consistent with that used in your Form 10-Q for the quarter ended September 30, 2021. If you do not believe that there is a material error in the financial statements included in this registration statement, please provide us with your materiality analysis pursuant to SAB 99. In addition, please explain how you concluded there was not a material weakness in your internal control over financial reporting and both your internal control over financial reporting and disclosure controls and procedures were effective as of September 30, 2021.

Consolidated Financial Statements of SGHC Limited
Notes to Consolidated Financial Statements
4. Business Combinations, page F-73

3.   Please disclose the details of the contingent obligations described in your response to comment 11 as previously requested and as required under paragraph 86 of IAS 37.

You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Jacqueline Kaufman at 202-551-3797 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Rachel D. Phillips, Esq.